UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2025
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Execution Version

AMENDMENT NO. 4 TO EQUITY PURCHASE AGREEMENT

THIS AMENDMENT NO. 4 TO THE EQUITY PURCHASE AGREEMENT is entered into this _12th_day of September, 2025 (this “Amendment”), by and among (a) OCI N.V., a public company with limited liability (naamloze vennootschap) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 56821166 (“Omega”), (b) Iapetus B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 52116220 (the “US Direct Seller”), (c) OCI Chem 2 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 62821318 (the “JV Holdco Direct Seller”), (d) OCI Chem 3 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 62824384 (the “NL Direct Seller” and, together with the US Direct Seller and the JV Holdco Direct Seller, the “Direct Sellers” and each a “Direct Seller”), (e) Methanex US Operations Inc., a Delaware corporation (the “US Buyer”), (f) Methanex Dutch Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 94519633 (the “NL Buyer” and, together with the US Buyer, the “Buyers” and each a “Buyer”), and (g) Methanex Corporation, a corporation continued and existing under the laws of Canada (“Parent”). Each of Omega, the Direct Sellers, the Buyers and Parent is referred to herein as a “Party” and together the “Parties”. Except as otherwise indicated herein or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the EPA (as defined below).

WHEREAS, the Parties have entered into that certain Equity Purchase Agreement, dated as of September 8, 2024 (as amended by (a) that certain Amendment No. 1 to the EPA, dated as of November 26, 2024, (b) that certain Amendment No. 2 to the EPA, dated as of February 28, 2025 and (c) that certain Amendment No. 3 to the EPA, dated as of June 26, 2025, the “EPA”);

WHEREAS, pursuant to Section 8.8 of the EPA, the EPA may be amended by an instrument in writing signed on behalf of each of the parties to the EPA; and

WHEREAS, each Party desires to amend the EPA in certain respects as described, and subject to the terms and conditions set forth, in this Amendment.

    NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set out and of other consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

1.Amendments to the EPA.

Section 4.30 of the EPA is hereby amended and restated in its entirety as follows:

“Section 4.30 [redacted: name] Proceedings, [redacted: name] Receivables, and Related Matters.

(a)The Parties acknowledge the ongoing dispute between [redacted: name] and [redacted: name] regarding (i) the payment of outstanding utility invoices by [redacted: name] to [redacted: name] in the aggregate amount of EUR [redacted: value] (including VAT) (the “[redacted: name] Overdue Utility Invoices” and such receivable, the “[redacted: name] Invoices Receivable”), and (ii) the alleged demurrage claim asserted by [redacted: name] against [redacted: name] relating to the use of [redacted: name]’s inner jetty for the unloading of methanol during the period 2022-2024 (the “[redacted: name] Demurrage Claim”), which is currently the subject of (A) pending appeal proceedings before the Court of Appeal of Arnhem-Leeuwarden and (B) proceedings on the merits before the District Court of Groningen (collectively, the “[redacted: name] Proceedings”).

(b)The Parties acknowledge at the time of the US/NL Closing, and separate from the [redacted: name] Overdue Utility Invoices, [redacted: name] had owing a receivable from [redacted: name] in the aggregate amount of [redacted: value] (the “[redacted: name] Recharges Receivable”) related to the recharge of costs arising from (i) that certain settlement agreement by and between [redacted: name] and [redacted: name] (such agreement, the “[redacted: name] Settlement Agreement”) and (ii) the ongoing CO2 recharges between such parties thereafter (the “CO2 Recharges”).

(c)The Parties acknowledge that at the time of the US/NL Closing, [redacted: name] had owing a receivable from [redacted: name] in the aggregate amount of EUR [redacted: value] (the “[redacted: name] Recharges Receivable”) related to the recharge of costs arising from the [redacted: name] Settlement Agreement and the CO2 Recharges.

(d)The Parties acknowledge and agree that, for purposes of the Final US/NL Adjustment Report, the [redacted: name] Invoices Receivable, the [redacted: name] Recharges Receivable and the [redacted: name] Recharges Receivable shall be recorded as receivables in Working Capital at their aggregate nominal amount of EUR [redacted: value], less a discount of EUR [redacted: value], such that the total aggregate value of such receivables included in Working Capital for purposes of the Final US/NL Adjustment Report shall be EUR [redacted: value].

(e)The Parties acknowledge and agree that any amount that may be due by [redacted: name] to [redacted: name] in respect of the [redacted: name] Demurrage Claim (including the cost of any recharge or any other liability related to the alleged use of [redacted: name]’s inner jetty) shall not be included as an accrued payable in Working Capital for purposes of the Final US/NL Adjustment Report.

(f)From and after August 11, 2025, Parent and its Affiliates (including [redacted: name]) shall (i) have sole conduct, control, and discretion over the [redacted: name] Proceedings, and any other actual or potential disputes, claims or proceedings with [redacted: name] relating to or arising from the [redacted: name] Proceedings, including the right to settle, compromise, pursue, or abandon any such claims or proceedings; and (ii) bear all costs or expenses arising therefrom (including attorneys’ fees and disbursements). For the avoidance of doubt, Omega and its Affiliates shall have no obligation to participate in or assist with, or otherwise be involved in any such claims, proceedings, or disputes, and shall have no liability for any such costs or expenses incurred by Parent or its Affiliates in connection therewith.

(g)The Parties further acknowledge and agree that, except as expressly provided in this Section 4.30, the Omega Released Parties shall have no further liability or obligation, and the Buyer Releasing Parties hereby release and discharge the Omega Released Parties from any and all Actions, judgments, liabilities or obligations of any kind and nature whatsoever, fixed or contingent, known or unknown, liquidated or unliquidated, that such Buyer Releasing Party can, shall or may have in the future against any Omega Released Party, with respect to the [redacted: name] Overdue Utility Invoices, the [redacted: name] Demurrage Claim, the [redacted: name]Proceedings, the [redacted: name] Invoices Receivable, the [redacted: name] Recharges Receivable and the [redacted: name] Recharges

Receivable, including any disputes, claims or proceedings relating to the inability of Parent, [redacted: name] or any of their respective Affiliates to collect any of the amounts included as receivables in Working Capital for purposes of the Final US/NL Adjustment Report pursuant to Section 4.30(d).”

2.    Representations and Warranties of the Parties. Each Party represents and warrants to the other Parties that:

(a) it has the power and authority necessary to execute and deliver this Amendment and to perform its obligations and consummate the transactions contemplated hereunder;

(b) the execution and delivery of, and the performance of its obligations under, this Amendment, and the consummation by such Party of the transactions contemplated hereunder, have been duly authorized by all requisite corporate or similar organizational action on behalf of such Party, and no other corporate proceedings on the part of such Party are necessary to authorize the execution, delivery and performance by such Party of this Amendment; and

(c) assuming this Amendment constitutes the valid and legally binding obligations of the other Parties, this Amendment constitutes the valid and legally binding obligations of such Party, enforceable against such Party in accordance with their terms, subject to applicable Enforceability Exceptions.

3.     References. Each reference to “hereof,” “herein,” “hereunder,” “hereby,” “this Agreement” and words of similar import set forth in the EPA shall, from and after the date of this Amendment, refer to the EPA as further amended by this Amendment. Notwithstanding the foregoing, references to the date of the EPA, as amended hereby, including references to “the date hereof,” “the date of this Agreement” and words of similar import, shall in all instances continue to refer to September 8, 2024.

4.     Effect of Amendment. Except as expressly modified hereby, the EPA remains unchanged and in full force and effect in accordance with its terms. Upon the execution and delivery of this Amendment, the EPA shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments, restatements and supplements made hereby were originally set forth in the EPA, and this Amendment and the EPA shall henceforth be read, taken and construed as one and the same instrument, but such amendments, restatements and supplements shall not operate so as to render invalid or improper any action heretofore taken under the EPA.

5.    General Provisions. Sections 8.1 (Survival), 8.2 (Notices) (after giving effect to this Amendment), 8.3 (Interpretation), 8.4 (Counterparts; Effectiveness), 8.5 (Entire Agreement; Third Party Beneficiaries), 8.6 (Severability), 8.7 (Assignments; Change of Control), 8.8 (Amendments), 8.9 (Extension; Waiver) 8.10 (Governing Law and Venue; Waiver of Jury Trial), 8.12 (Fees; Expenses), 8.13 (Nonrecourse) and 8.17 (Guaranty) are incorporated by reference into this Amendment, mutatis mutandis.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have executed this Amendment to the EPA as of the date first written above.

OCI N.V.

By: (Signed)
Name: Hassan Badrawi
Title: Chief Executive Officer

IAPETUS B.V.
By: (Signed)
Name: Maud de Vries
Title: Director B

By: (Signed)
Name: Beshoy Guirguis
Title: Director A

OCI CHEM 3 B.V.
By: (Signed)
Name: Maud de Vries
Title: Director B

By: (Signed)
Name: Beshoy Guirguis
Title: Director A

OCI CHEM 2 B.V.
By: (Signed)
Name: Maud de Vries
Title: Director B

By: (Signed)
Name: Beshoy Guirguis
Title: Director A

METHANEX CORPORATION
By: (Signed)
Name: Kevin Price
Title: Senior Vice President, General Counsel & Corp. Secretary

By: (Signed)
Name: Dean Richardson
Title: Senior Vice President, Chief Financial Officer

[Signature Page to EPA Amendment No. 4]

METHANEX US OPERATIONS INC.

By: (Signed)
Name: Jennifer Wells
Title: President

By: (Signed)
Name: Belinda Seales
Title: Secretary

METHANEX DUTCH HOLDINGS B.V.

By: (Signed)
Name: Kevin Price
Title: Director

By: (Signed)
Name: Dean Richardson
Title: Director

[Signature Page to EPA Amendment No. 4]

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 23, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary